The Lincoln National Life Insurance Company
Value Protection Rider
This Value Protection Rider (“Rider”) will remain In Force as long as the requirements of the “Allocation Requirements Provisions” below are satisfied, subject to the “Termination of Rider” and “Reinstatement of Rider” provisions. While this Rider is In Force, this Rider provides No-Lapse protection if the No-Lapse Premium Test described below is met. This Rider modifies certain terms in your Policy and the Long-Term Care Benefits Rider. READ YOUR POLICY AND RIDERS CAREFULLY AND IN THEIR ENTIRETY.

This Rider is a part of the Policy to which it is attached (the “Policy”). The effective date of this Rider is the Policy Date. There is no additional charge for this Rider. Except as provided below, this Rider is subject to the terms and conditions of the Policy and the Long-Term Care Benefits Rider.

Allocation Requirements Provisions
Automatic Rebalancing In order to keep this Rider In Force, the Automatic Rebalancing program described in the Policy’s “Automatic Rebalancing” provision must be maintained. You must maintain Automatic Rebalancing that occurs on a quarterly basis in order to satisfy this requirement.
If Dollar Cost Averaging is also elected, the first rebalancing will occur after the Dollar Cost Averaging process terminates.
If at any time while this Rider is In Force, you elect to discontinue the Automatic Rebalancing program or elect a frequency other than quarterly, this Rider will terminate.
Allocation Requirements In order to keep this Rider In Force, you must allocate Net Premium Payments and Accumulation Value according to an allocation plan determined by us. We reserve the right to add or modify allocation plans upon 90 days advance Notice to you.
If at any time while this Rider is In Force, you Request a change to your allocation instructions such that they no longer maintain the required allocation plan as determined by us, this Rider will terminate.

No-Lapse Provisions
No-Lapse Premium Test If on any Monthly Anniversary Day the Surrender Value of the Policy is less than the Monthly Deduction described in the Policy, the Policy will not enter the grace period and Lapse as long as on that day (a) is equal to or greater than (b), where:
(a)
is the accumulation of all premiums paid less the accumulation of any partial surrenders, less Debt; and
(b)
is the accumulation of the Monthly No-Lapse Premiums due since the Policy Date as shown in the Policy Specifications.
The above accumulations are compounded by the Monthly Accumulation Factor shown in the Policy Specifications.
If the No-Lapse Premium Test is not met, you may pay additional premiums at any time while the Policy and this Rider are In Force in order to satisfy such test, subject to the terms and conditions of the Policy.
The No-Lapse Premium Test will fail without regard to the Premium Test above, if your Attained Age is greater than the No-Lapse Guarantee Cease Age as shown in the Policy Specifications.
Monthly No-Lapse Premium The Monthly No-Lapse Premium as of the Policy Date is shown in the Policy Specifications. Any increase in the Policy’s Specified Amount will increase the Monthly No-Lapse Premium. Any decrease in the Policy’s Specified Amount, including a decrease as a result of a partial surrender, or termination of or change to any rider or rider charge attached to the Policy, will decrease the Monthly No-Lapse Premium. We will notify you of any such increase or decrease.
Accumulation of Unpaid Monthly Deductions While this Rider is actively preventing the Policy from entering the grace period, the Monthly Deductions will continue to be taken from the Accumulation Value until the Accumulation Value less Debt has been reduced to zero. After the Accumulation Value less Debt has been reduced to zero, any unpaid Monthly Deductions will be accumulated. No interest is charged against this accumulation.
Any subsequent Net Premium Payments received will first be used to repay any accumulated unpaid Monthly Deductions. The Net Premium Payment remaining, if any, after such repayment occurs will be allocated as described in the Policy’s “Premium Allocation Instructions” and “Account Allocation Instructions” provisions.

Impact of Misstatement of Age or Sex If the date of birth or sex of the Insured is misstated and is corrected prior to the death of the Insured, the accumulation of premiums paid and the accumulation of the Monthly No-Lapse Premiums due prior to the date of correction remain unchanged. Any Monthly No-Lapse Premiums due on and after the date of correction will be based on the correct Issue Age, sex, and Policy Specified Amount.

Effect of Rider on Policy
Grace Period While this Rider is In Force, the premium due under the Policy’s “Grace Period” provision will be an amount equal to the lesser of:
a.
the amount described in the Policy’s “Grace Period” provision, plus any accumulated unpaid Monthly Deductions; or
b.
the amount necessary to satisfy the No-Lapse Premium Test as of the Monthly Anniversary Day following the grace period.
Reinstatement If the Policy is reinstated within 6 months after the date of Lapse, this Rider will likewise be reinstated if this Rider was In Force at the time of Lapse. If this Rider is reinstated, the premium required to reinstate the Policy will be the lesser of:
a.
the amounts described in items e. and f. of the Policy’s “Reinstatement” provision; or
b.
the amount necessary to satisfy the No-Lapse Premium Test as of the Monthly Anniversary Day following the date of reinstatement.
For purposes of the No-Lapse Premium Test, the Monthly No-Lapse Premium for the reinstated Policy will equal the Monthly No-Lapse Premium prior to Lapse, and will be accumulated from the original Policy Date as though the Policy had never Lapsed.
If the Long-Term Care Benefits Rider is not reinstated with the Policy, the Monthly No-Lapse Premium for the reinstated Policy will be reduced accordingly.
While this Rider is In Force, the Policy’s Accumulation Value on the date of reinstatement will be equal to (a) plus (b), minus (c), where:
(a)
is the Policy’s Accumulation Value on the date of Lapse;
(b)
is the Net Premium Payment credited at the time of reinstatement, minus the sum of any charge(s) which were not deducted during the grace period prior to reinstatement; and
(c)
is Debt at the time of reinstatement.
For any Policy Anniversaries which pass while this Rider is not in effect, the Protected Values in the Long-Term Care Benefits Rider will not update. If this Rider is reinstated, updating will be applied as if this Rider had never terminated.
This Rider will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse.
General Provisions
Termination of Rider This Rider and all rights under it will terminate upon the earliest of the following:
a.
the Monthly Anniversary Day on or next following the date on which the requirements under this Rider’s “Allocation Requirements Provisions” are no longer satisfied;
b.
the date the Policy terminates for any reason; or
c.
the date we receive your Request to terminate this Rider.
Reinstatement of Rider
If the Policy Lapses and is reinstated within 6 months after the date of Lapse, this Rider will likewise be reinstated if this Rider was In Force at the time of Lapse.
This Rider will not be reinstated if the Policy Lapses and is reinstated more than 6 months after the date of Lapse.

[President]